UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-33290

JA Solar Holdings Co., Ltd.

(Exact name of registrant as specified in its charter)

JA Solar Holdings Co., Ltd.

Building No. 8, Noble Center, Automobile Museum East Road,

Fengtai, Beijing 100070

People’s Republic of China

Telephone: +86 10 63611888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, par value $0.0001 per share

American depositary shares, each representing five ordinary shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one record holder for ordinary shares, no record holder for American depositary shares and no record holder for ordinary share purchase rights.

Pursuant to the requirements of the Securities Exchange Act of 1934, JA Solar Holdings Co., Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

JA Solar Holdings Co., Ltd.

Date:	July 17, 2018	By:	/s/ Jin Baofang
			Name:	Jin Baofang
			Title:	Chief Executive Officer